UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC

Further information for shareholders in relation to Pearson's directors' remuneration policy report

The Directors' Remuneration Report in the 2013 Annual Report and Accounts sets out Pearson's directors' remuneration policy for shareholder approval at the 2014 AGM.

Pearson consulted with its major shareholders and their representative bodies on the directors' remuneration policy before publication and sought to reflect their views in the policy.

However, following further discussions with shareholder representatives, the remuneration committee (the committee) wishes to clarify the basis on which certain elements of Pearson's policy will apply if approved and, in particular, wishes further to define and limit when and how remuneration arrangements outside the normal terms of the policy and remuneration in excess of the normal limits set out in the policy might be applied.

The policy states on page 81 that the committee "has avoided, where possible, including general discretions in the policy table. However, exceptional or genuinely unforeseen circumstances may arise in the future and in those circumstances it may be in shareholders' interests for Pearson to put in place remuneration arrangements that are outside the terms of the policy set out in this report. If this happens, the committee will be permitted to implement remuneration arrangements that it considers appropriate in the circumstances. In these circumstances, Pearson would consult in advance with major shareholders before it does so and would explain the exercise of this discretion in the following year's directors' remuneration report."

The committee considers this discretion, in the context of the safeguards described above, to be in the best interests of Pearson and its shareholders. However, the committee wishes to emphasise that this discretion would only be used in the very narrow circumstances articulated in the policy - that is, in exceptional or genuinely unforeseen circumstances. The committee considers that these circumstances would arise highly infrequently, if at all, in the lifetime of the policy. The committee would regard reliance on this discretion as a matter of utmost seriousness and, in relation to the stated obligation to consult in advance with major shareholders, would not proceed unless there was clear consensus in favour among those consulted. Further, the committee would ensure that the value of the remuneration arrangement put in place in reliance on this discretion would fall within the normal financial limit (as stated in the policy) for the element of remuneration to which the arrangement relates.

The policy also states on page 86 that under the long-term incentive plan, restricted shares that are not subject to performance conditions may be made to executive directors, but only in exceptional circumstances on recruitment. The committee wishes to confirm that this discretion will not be used for the benefit of such executive directors other than where it is appropriate to compensate a new director on a 'like-for-like' basis for incentives foregone at a previous employer.

The committee confirms that it otherwise expects any new executive directors to be engaged on the same terms and to be awarded variable remuneration within the same normal limits and subject to the same conditions as for the current executive directors outlined in the policy, other than in the circumstances set out on page 89 of the policy where it is appropriate to take account of the terms of the new director's existing employment and/or their personal circumstances.

Finally, the committee confirms that Pearson's discretion to award base salary increases, allowances and benefits, and long-term incentive plan awards in excess of the normal maximum limits set out in the policy (on pages 82, 83 and 86 respectively) to current or new directors will only be exercised in exceptional circumstances other than in the case of increases in the cost of benefits that are outside Pearson's control and changes in benefit providers. Again, Pearson would consult with major shareholders before exercising any such discretion and such exercise would be limited by reference to the safeguards described above including only proceeding where there was clear consensus in favour among those consulted. In these circumstances, the committee would ensure that the maximum value of the remuneration arrangement put in place in reliance on this discretion did not exceed a margin of 25 percent over the normal maximum limit for the element in question (as stated in the policy).

David Arculus

Chairman, remuneration committee

9 April 2014

PEARSON plc

Date: 09 April 2014

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary